Exhibit 99.2

News Release

August 8, 2024

TELUS ANNOUNCES NOTE OFFERING

Base shelf prospectus is accessible, and prospectus supplement will be accessible within two business days, through SEDAR+

4.65% Notes, Series CAQ due August 13, 2031

VANCOUVER, B.C. - TELUS announced today it has priced $700 million of senior unsecured notes with a 7-year maturity. The notes are offered through a syndicate of agents led by BMO Capital Markets, CIBC Capital Markets and RBC Capital Markets (the “Lead Agents”). Closing of the offering is expected to occur on or about August 13, 2024.

The 4.65% notes, Series CAQ, were priced at $99.911 per $100 principal amount for an effective yield of 4.665% per annum until maturity, and will mature on August 13, 2031.

The net proceeds of this offering will be used for the repayment of outstanding indebtedness, including the repayment of commercial paper (incurred for general working capital purposes) and the reduction of cash amounts outstanding under an arm’s length securitization trust under which an affiliate of TELUS is able to borrow against certain trade receivables and unbilled customer finance receivables (incurred for general working capital purposes), and for other general corporate purposes.

This media release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any Canadian securities regulatory authority, nor has any authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The notes have not been registered under the U.S. Securities Act of 1933, as amended, and no notes are being offered in the United States or to or for the account or benefit of any U.S. person.

The notes are being offered pursuant to a prospectus supplement to the short form base shelf prospectus of TELUS dated August 2, 2024. The prospectus supplement and the corresponding short form base shelf prospectus contain important detailed information about the notes. Access to the prospectus supplement and the base shelf prospectus, and any amendments to the thereto, are provided in accordance with securities legislation relating to the procedures for providing access to such documents. An electronic or paper copy of the prospectus supplement and corresponding short form base shelf prospectus relating to the offering of notes may be obtained, without charge, from the Executive Vice- President and Chief Legal and Governance Officer of TELUS at 510 W. Georgia St., 23rd Floor, Vancouver, British Columbia V6B 0M3 (telephone 604-695-6420) or from BMO Capital Markets by email at DCMCADSyndicateDesk@bmo.com, CIBC Capital Markets by phone at 416-594-8515 or email at Mailbox.CIBCDebtSyndication@cibc.com or RBC Capital Markets by phone at 416-842-6311 or email at TorontoSyndicate@rbccm.com by providing an email address or mailing address, as applicable. Copies of these documents will be accessible electronically within two business days of the date hereof on the System for Electronic Data Analysis and Retrieval+ of the Canadian Securities Administrators (“SEDAR+”), at www.sedarplus.ca. Investors should read the short form base shelf prospectus and prospectus supplement before making an investment decision.

Forward-Looking Statements

This news release contains statements about future events pertaining to the offering, including the anticipated closing date of the offering and the intended use of the net proceeds of the offering. By their nature, forward-looking statements require us to make assumptions and predictions and are subject to inherent risks and uncertainties including risks associated with capital and debt markets. There is significant risk that the forward-looking statements will not prove to be accurate. The timing and closing of the above-mentioned offering are subject to customary closing conditions and other risks and uncertainties. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future performance and events to differ materially from those described in the forward- looking statements. Accordingly, this news release is subject to the disclaimer and the qualifications and risk factors as set out in our 2023 annual management’s discussion and analysis (MD&A), our MD&A for the three-month and six-month periods ended June 30, 2024 and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR+ at sedarplus.ca) and in the United States (on EDGAR at sec.gov). The forward-looking statements contained in this news release describe our expectations at the date of this news release and, accordingly, are subject to change after such date. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications technology company with more than $20 billion in annual revenue and over 19 million customer connections spanning wireless, data, IP, voice, television, entertainment, video, and security. Our social purpose is to leverage our global-leading technology and compassion to drive social change and enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. The numerous, sustained accolades TELUS has earned over the years from independent, industry-leading network insight firms showcase the strength and speed of TELUS’ global-leading networks, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better.

Operating in 32 countries around the world, TELUS Digital Experience (TSX and NYSE: TIXT) is a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands across strategic industry verticals, including tech and games, communications and media, eCommerce and fintech, banking, financial services and insurance, healthcare, and others.

TELUS Health is a global healthcare leader, which provides employee and family primary and preventive healthcare and wellbeing solutions. Our TELUS team, along with our 100,000 health professionals, are leveraging the combination of TELUS’ strong digital and data analytics capabilities with our unsurpassed client service to dramatically improve remedial, preventive and mental health outcomes covering over 75 million lives, and growing, around the world. As the largest provider of digital solutions and digital insights of its kind, TELUS Agriculture & Consumer Goods enables efficient and sustainable production from seed to store, helping improve the safety and quality of food and other goods in a way that is traceable to end consumers.

Driven by our determination and vision to connect all citizens for good, our deeply meaningful and enduring philosophy to give where we live has inspired TELUS and our team to contribute $1.7 billion, including 2.2 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world. Together, let’s make the future friendly.

For more information about TELUS, please visit telus.com, follow us at @TELUSNews on X and @Darren_Entwistle on Instagram

Investor Relations

Bill Zhang

(778) 917-3811

ir@telus.com

Media Relations

Steve Beisswanger

(514) 865-2787

Steve.Beisswanger@telus.com

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